UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Sankyo Completes Acquisition of Mitsubishi Materials C.M.I. Corporation and Announces Outline of Its New Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
IR@nidec.com

Released on January 6, 2014, in Kyoto, Japan

Nidec Sankyo Completes Acquisition of Mitsubishi Materials C.M.I. Corporation and Announces Outline of Its New Subsidiaries

Nidec Corporation (NYSE: NJ) today announced that one of its wholly owned subsidiaries, Nidec Sankyo Corporation (“Nidec Sankyo”), completed the acquisition of Mitsubishi Materials C.M.I. Corporation (“CMI”) from Mitsubishi Materials Corporation on January 1, 2014 (the “Transaction”).

As a result of the Transaction, CMI became a wholly owned subsidiary of Nidec Sankyo, as outlined below:

1.

Outline of New Subsidiaries

A. Company Names

Japan:	NIDEC SANKYO CMI CORPORATION
Japan:	Sunseiki Co., Ltd.
Indonesia:	PT. HIGASHIFUJI INDONESIA
Malaysia:	HIGASHIFUJI (MALAYSIA) SDN. BHD
China:	Higashifuji Shanghai Co., Ltd.

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B. Outline of NIDEC SANKYO CMI

(1) Headquarters:

46-1 Senpuku, Susono City, Shizuoka, Japan

(2) Directors and Officers:

Representative Director and Chairman of the Board of Directors (non-executive):	Kazuyoshi Yasukawa (Representative Director and President of Nidec Sankyo)
Representative Director and President:	Noboru Yonezawa
Senior Vice President:	Eiji Imai (Advisor to Nidec Sankyo)
Senior Vice President:	Masataka Mitsuda
Senior Vice President:	Junichi Hinuma
Director:	Satoru Suzuki
Director (non-executive):	Kazutake Akiba (Director and Senior Vice President of Nidec Sankyo)
Corporate Auditor:	Haruki Yuyama
Corporate Auditor (part-time):	Toshinori Uehara (Corporate Auditor of Nidec Sankyo)

(3) Principal Locations of Operation:

Shizuoka Prefecture (Japan), Toyama Prefecture (Japan), Indonesia, Malaysia, and China

(4) Principal Businesses:

Development, manufacturing and sale of small motors, electric contact products and other products

(5) Employees:

1,522 (consolidated); 342 (non-consolidated)  (as of November 30, 2013)

2.

Future Operation Policy

CMI engages primarily in motor and electric contact product businesses.

CMI’s motor business primarily focuses on medium-diameter stepping motors particularly for the automotive and other products markets, and CMI has established a competitive market position.  On the other hand, with its own high capacity production manufacturing facilities, Nidec Sankyo has established its current competitive position in the motor market by specializing in small-diameter stepping motors for optical disk drives, digital cameras, and other products.  Since CMI’s product lines do not have much overlap with Nidec Sankyo’s product lines, the Transaction is expected to result in enhancement of Nidec Sankyo’s product line-up.  In addition, the efficient use of managerial and operational resources of Nidec Sankyo and CMI is expected to result in efficient development of new products and improvement in cost competitiveness for both companies with respect to their respective motor businesses.  At the same time, CMI’s motor products, which have been sold mostly to Japanese customers, can be offered to new markets on a global basis through the Nidec Group’s marketing channels in an effort to increase sales.

With respect to the electric contact product business, CMI is particularly strong in the market for on-vehicle relay products.  CMI owns manufacturing facilities in China where global automotive relay manufacturers are concentrated.  By taking advantage of this geographic advantage, the electric contact business is expected to grow as the global market expands, particularly in the Chinese market.  As a result, the electric contact business is expected to significantly contribute to the Nidec Group's growth strategy relating to its automotive motor business.

3.

Effect on Financial Performance for the Current Fiscal Year

Nidec Corporation intends to make appropriate disclosure of the impact of the Transaction described herein on its consolidated financial performance for the current fiscal year and announce any changes to its financial performance forecasts in accordance with the applicable stock exchange rules once such details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions particularly in the automobile, computer, information technology, home appliance, industrial and commercial machinery and equipment, and related product markets, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments.  The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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